Mail Stop 3561

July 24, 2007

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

> **Re: Casino Players, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed June 29, 2007**
> **File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated February 23, 2007 and have the following additional comments.

Our Business, page 1

1. We note your response to prior comment 4 and reissue in part. Please disclose the revenues generated during the poker tournament cruise in addition to the income you netted. Also, per your disclosure on page 27 it appears that you had 50 gaming passengers sail on a Caribbean Cruise in March 2007. If this also included a poker tournament, update the summary section to also discuss any material details related to the tournament. Finally, explain how "Poker" or "gaming" passengers are so designated as distinguished from other passengers.

2. Please disclose the going concern opinion issued by Baum & Company in your most recent audited financial statements.

Selected Financial Data, page 2

3. We note your response to our prior comment number 5 and the revisions made to the selected financial data. The information for Casino Rated Players as of December 31, 2005 on page 3 continues to deviate from the financial information presented on F-11. Additionally, much of the information presented on page 3 as of March 31, 2007 and 2006 does not reflect the amounts shown on the statement of operations on F-21. Finally, please revise the second column heading on page 3 to reflect that this information is for Casino Players, Inc. (not Casino Rated

Players), as of March 31, <u>2006</u>, and that the information is unaudited, as appropriate. As a related matter, here and in your narrative on page 1, please label operating income measures and net income measures correctly. The terms are not interchangeable.

<u>Selling Stockholder Table, page 12</u>

4. We note that you are registering an additional 1,900,000 shares owned by The Scott Law Firm, P.A. in this amendment. Shares offered and sold while a registration statement is pending may not be registered as part of that registration statement. Rather, they may only be registered in a subsequent registration statement. Please remove such shares from this registration statement or advise. In addition, please explain to us why you are registering an additional 200,000 shares owned by David Dreslin in this amendment.

<u>Security Ownership of Certain Beneficial Owners and Management, page 18</u>

5. If true, please revise footnote (4) on page 19 to clarify that J. Bennett Grocock was previously counsel to the company.

<u>Management's Discussion & Analysis, page 27</u>

6. Your MD&A disclosures should be significantly expanded. As you have earned revenues from operations in recent periods, you must comply with the disclosure requirements of Item 303(b), (c) and (d) of Regulation S-B, as applicable. Your disclosures should focus on historical financial condition, operating results and liquidity. Specifically, the MD&A section should address your financial condition by discussing changes in financial condition and results of operations for each of the last two fiscal years. This discussion should address both past and future financial condition and include such information as trends, key indicators, future prospects, or other qualitative or quantitative factors necessary to understand the business. Additionally, your MD&A should include (at a minimum) an in-depth discussion of the causes of any material changes between periods, your current and future liquidity requirements, anticipated capital expenditures, and any significant non-operating income or loss items. In this regard, a comparable discussion must be provided for any interim periods presented in the document. Please revise.

7. Please disclose the fact that your audit report contains a "going concern" paragraph and explain the implications of that fact. Describe the specific conditions, events and circumstances that caused the auditor to conclude that there is substantial doubt about your ability to continue as a going concern for a reasonable period of time and describe any mitigating factors including management's plans. In this regard, you state that your offering is on a "self-

underwritten," best efforts basis. If true and if there is no minimum share purchase requirement, it is not appropriate to quantify anticipated proceeds or to designate expenditures of these anticipated dollar amounts in MD&A. We will not object if you wish to refer to an anticipated share offering in your discussion of management's plans. However, please clearly explain the conditions of the offering in your discussion and state that there is no guarantee as to the amount of proceeds that will result from such an offering, if any.

Certain Relationships and Related Transactions, page 28

8. We note your response to prior comment 14 and reissue in part. If true, please disclose that Mr. Forhan was the CEO, in addition to being a director, of Invicta at the time of the acquisition, and remains as such.

Executive Compensation, page 29

9. Please update your disclosure here to comply with the new executive compensation disclosure requirements, including but not limited to providing a revised summary compensation table. Refer to Item 402 of Regulation S-B and Securities Act Release 33-8732A.

Financial Statements Index, page F-1

10. As an S-B filer, you are required to present audited financial statements for the most recent two fiscal years and unaudited financial statements for the most recent interim period in your filing. Please clearly indicate in the index that you have included audited financial statements for the years ended December 31, 2006 and 2005. In this regard, we note that you have also elected to place a separate set of audited financial statements for Casino Rated Players, Inc. for fiscal 2004 in front of the required financial statements. If you choose to include them in the filing, please place them behind the most recent audited financial statements of the registrant.   The current presentation is confusing. Please also note that we may have additional comments on these financial statements if you intend to include them in the filing.

Financial Statements for the period ended December 31, 2006, pages F-12 – F-14

11. Your response to our previous comment number 16 is noted, along with the changes pursuant to the comment. However, it appears that your presentation of certain of the financial statements is still not proper for the combination of entities under common control. Specifically, when entities are under common control, the financial statements of the acquiring entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period, with all

intercompany transactions eliminated. Results of operations will thus appear to present one combined entity for the entire period, with appropriate disclosure explaining the transaction. Reference is made to the guidance in paragraphs D11 – D17 of SFAS 141. Please revise your statement of operations and statement of cash flows accordingly.

12. In this regard, we note that the first paragraph of the audit opinion on F-10 states that the audit opinion covers the statements of operations, stockholders' equity and cash flows for the year ended December 31, 2006 and the period commencing December 31, 2005. Additionally, the third paragraph, again citing the same financial statements, references the year ended December 31, 2006 and the period commencing July 14, 2005 to December 31, 2005. As such, it still appears that the audit opinion does not fully cover all periods presented in the financial statements. Please revise.

Statement of Cash Flows, page F-13

13. Please delete any reference to "assets valued at $40,000" from the financial statements. This disclosure does not comply with GAAP and it is confusing. Further, if you choose to make a reference of this nature anywhere in the document, please identify the valuation specialist who provided you with such a report in the "Expert" section of the filing and include his consent in the document.

Note 1: Summary of Significant Accounting Policies
Intangible Assets, page F-15

14. You do not appear to have any intangible assets. If our understanding is correct, please delete this footnote, here and on page F-24

Note 2: Going Concern, page F-16

15. Please expand your disclosure to include the consequences should the company fail to raise the necessary working capital through equity funding, including the possibility of raising only a portion of the total funds needed. In addition, please discuss how long the company can continue to satisfy its minimum working capital needs before additional funding becomes a necessity.

Note 5: Stock Issuance, page F-17

16. You state that the shares were issued for "future" services. Please tell us the periods of service and when and how the related charges were recorded. In addition, if the shares were issued in November 2005, explain how you are able to "halt the transfer of all but 1,000,000 shares" in May of 2007. We refer to the disclosures on page II-2.

Note 7: Stock Based Compensation, page F-18

17. We note from your disclosure that you measure stock based compensation expense using the intrinsic value method under APB 25. In addition, we observed your disclosure in Note 11 related to the effectiveness of SFAS 123(R) for annual reporting periods beginning after June 15, 2005. These disclosures appear to conflict. Please clarify these disclosures to adequately explain, if true, that as a non-public company, you are currently permitted under SFAS 123(R) to measure your stock based compensation liabilities using the intrinsic value method. However, upon consummation of this public offering, you will be required to convert your valuation methodology to a fair value based measurement method under SFAS 123(R), which became effective for small business filers as of the first interim or annual reporting period that begins after December 15, 2005.

18. In this regard, you do not appear to have issued any stock options or stock based compensation to employees. If our understanding is correct, please clarify this fact in the filing. In addition, please explain why you state on page F-19 that you believe the statement "has a material impact on financial statements at the time as options are issued." Your remarks are confusing.

Financial Statements for the period ended March 31, 2007
Note 1: Summary of Significant Accounting Principles, page F-24
Revenue Recognition

19. We observed your disclosure on page 29 regarding the termination of your relationship with Invicta Group, and therefore the revenue from commissions on travel related services. However, we note that your revenue recognition policy states that you derive revenue from the commissions earned from travel supplies. Please explain whether you still expect to earn these revenues from another source, and revise your disclosure accordingly. In addition, we would expect to see a discussion in your MD&A section of any such changes that could materially effect future operating results.

20. Please revise to include the disclosure required for interim financial statements by Item 310 (b) of Regulation S-B regarding the preparation and presentation of unaudited financial statements.

21. Please refer to page II-3 of your document. It appears that you issued 1.9 million shares, valued at $19,000 for legal services on May 30, 2007. If the interim financial statements included in your next amendment are not required to be updated, please disclose this transaction in a subsequent events footnote to the March 31, 2007 financial statements. This comment applies to the termination of the iVest agreement as well.

Part II

Exhibit 5.1 – Opinion and Consent of Legal Counsel

22. Please revise the legal opinion so as to remove all limitation on the use of the opinion by other persons or for other purposes. We suggest deleting the first sentence of the third paragraph.

23. Please provide a legal opinion that opines on the corporate laws of Nevada.

24. Please remove the last two sentences of the opinion or re-file the opinion on the date of effectiveness of the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-4817 if you have any other questions.

Regards,

Joshua Ravitz
Attorney-Advisor

cc: <u>Via Facsimile (305) 754-2668</u>
       William S. Scott, Esq.
       The Scott Law Firm, P.A.
       940 NE 79th Street, Suite A
       Miami, Florida 33138